April 30, 2021

FORM C-AR

Cityzenith Holdings, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C AR") is being furnished by Cityzenith Holdings, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completely of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.cityzenith.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is **April 30, 2021**.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form

C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

I.   SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Cityzenith Holdings, Inc. (the "Company") is a Delaware Corporation, organized on April 23, 2009.

The Company is located at 2506 North Clark St. #235, Chicago, IL 60614.

 The Company's website is http://www.cityzenith.com.

The information available on or through our website is not a part of this Form C-AR.

A.   The Business

Cityzenith Holdings Inc. ("Cityzenith" or the "Company") is pioneering the Digital Twin trend in the global building industry. Digital Twins are 3D virtual replicas of buildings, infrastructure, and other physical assets connected to the data in, and around them. Digital Twins are used primarily to optimize performance, and predict and visualize future outcomes across functional areas such as operations, maintenance, energy consumption, space utilization, traffic management, and public safety. Until now, the issue most responsible for blocking widespread adoption of Digital Twins is that no single software platform existed that met the needs of those charged with managing today's complex, large-scale, building projects. Industry professionals often struggle with interacting with as many as 15-20 "expert" 3D authoring tools that don't necessarily interoperate well with each other. With the Smart World Pro™ platform (the "Smart World Platform"), Cityzenith has designed a tool with the end customer in mind, providing advanced, expert-level information and functionality to a level-one user. This revolutionizes the way real estate professionals can now access and use information that leads to better decisions.

II.   RISK FACTORS

A.   Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of his or her investment.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business operations.

Hacking, interruptions, disruption, cyberattack, or other breach in the security of an information technology system or infrastructure that the Company utilizes could adversely affect our business and reputation and increase our costs.

The Company's information systems store and process confidential user, employee, and other sensitive personal and business data, and therefore maintaining the Company's network security is of critical importance. The Company uses third-party technology and systems for a variety of information systems operations, including encryption and authentication technology, employee email, domain name registration, content delivery to customers, back-office support, and other functions. The Company's systems, and those of third parties upon which its business relies, may be vulnerable to interruption or damage that could result from natural disasters, fires, power outages, acts of terrorism or other similar events, or from deliberate attacks such as computer hacking, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, malicious social engineering or other malicious activities, or any combination of the foregoing.

Such an event could result in a disruption of the Company's services or improper disclosure of personal data or confidential information, which could harm the Company's reputation, require it to expend resources to remedy such a security breach or defend against further attacks, divert management's attention and resources, or subject the Company to liability under laws that protect personal data, resulting in increased operating costs or loss of revenue.

The Company has implemented controls and taken other preventative measures designed to strengthen its systems against disruptions and attacks, including measures designed to reduce the impact of a security breach at its third-party vendors. Although the costs of the controls and other measures the Company has taken to date have not had a material effect on its financial condition, results of operations, or liquidity, there can be no assurance as to the cost of additional controls and measures that the Company may conclude are necessary in the future.

Interruptions or delays in services from the Company's third-party data center hosting facilities or cloud computing platform providers could impair the delivery of our services and harm the Company's business.
currently serves its customers from third-party data center hosting facilities and cloud computing platform providers located in the United States and other countries. Any damage to, or failure of, these systems generally could result in interruptions in the Company's services. Interruptions in the Company's services could cause the Company to issue credits or pay penalties, cause customers to terminate their use of the Company's services, and/or adversely affect the Company's attrition rates and its ability to attract new customers, all of which would reduce the Company's revenue. The Company's business would also be harmed if its customers and potential customers believe the Company's services are unreliable.

The Company's success depends on its ability to respond and adapt to changes in technology and consumer behavior.

Changes in technology and consumer behavior pose a number of challenges that could adversely affect the Company's business. For example, among others:

- The Company may be unable to expand the use of its services to other platforms that its users may find more appropriate;

- There may be changes in client sentiment about the quality or usefulness of the Company's services; and

- Newer products may lead to pricing restrictions and a reduction of distribution control by the Company.

Responding to these challenges may require significant investment. There can be no assurance that the Company will be able to raise the funds necessary to make these investments on commercially reasonable terms or at all.

Potential for new or existing services could be eroded by competition.

Any continued future success that the Company might enjoy will depend upon many factors, including factors beyond the control of the Company and/or which cannot be predicted at this time. These factors may include, but are not limited to: changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors; changes in general economic conditions; and reduced margins caused by competitive pressures. These conditions could have a material adverse effect upon the Company's business, operating results, and financial condition.

Defects or disruptions in the Company's services could diminish demand for the Company's services and/or subject the Company to substantial liability.

Because the Company's services are complex and incorporate a variety of hardware and proprietary and third-party software, the Company's services may have errors or defects that could result in unanticipated downtime for its subscribers and harm to the Company's reputation and its business. Cloud services frequently contain undetected errors when first introduced or when new versions or enhancements are released. The Company has from time to time found defects in, and experienced disruptions to, its services, and new defects or disruptions may occur in the future. In addition, the Company's customers may use its services in unanticipated ways that may cause a disruption in services for other customers attempting to access their data. Since the Company's customers use the Company's services for important aspects of their business, any errors, defects, disruptions in service, or other performance problems could hurt the Company's reputation and could damage the Company's customers' businesses. As a result, customers could elect to not renew the Company's services, or delay or withhold payment to the Company. The Company could also lose future sales, or customers could make warranty or other claims against the Company, which could result in an increase in the Company's provision for doubtful accounts, an increase in collection cycles for accounts receivable, or the expense and risk of litigation.

If the Company fails to promote and maintain its brand in the market, the Company's business, operating results, financial condition, and its ability to attract customers could be materially adversely affected.

The Company's success depends on its ability to create and maintain brand awareness for its service offerings. This may require a significant amount of capital to allow the Company to market its products and services and to establish brand recognition and customer loyalty. The Company can offer no assurances that it will be successful in maintaining its competitive edge or in establishing new awareness of the Company's brand, which allows the Company to effectively compete in this market. The importance of brand recognition will continue to increase because low barriers of entry to the industries in which the Company operates may result in an increased number of direct competitors. To promote the Company's brand, the Company may be required to continue to increase its financial commitment to creating and maintaining brand awareness. The Company may not generate a corresponding increase in revenue to justify these costs.

__The Company's failure to comply with government rules and regulations could harm its business.__

The Company must comply with applicable local, state, and federal rules, laws and regulations. The Company believes that it does comply with the rules and regulations required of it. However, if the Company operates in breach of the law, it may be subject to penalties that could impede its ability to continue doing business, or it may be subject to lawsuits. If it fails to comply with the law, the Company may have to stop operating, which would cause Investors to lose their investment.

__The Company could be subject to unanticipated regulations.__

There may be existing regulations that management is not aware of, and new regulations affecting the Company's business or services could be adopted in the future. Any such regulations could be costly or impossible for the Company to comply with. Furthermore, the adoption or modification of laws or regulations relating to the Internet or other areas of the Company's business could limit or otherwise adversely affect the manner in which it currently conducts its business. In addition, the continued growth and development of the market for technology services similar to those offered by the Company may lead to more stringent consumer protection laws, which could impose additional burdens on the Company. If the Company is required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause the Company to incur additional expenses or alter its business model.

__Key relationship risk.__

The Company maintains partnerships with several entities that are critical to its success. The Company's current revenue model depends on key relationships with technology providers, third party service providers and other partners. While a major focus of the Company's strategic planning lies in maximizing the value from these interactions in new ways, over-reliance on these relationships is a risk. Furthermore, there is a risk that if the Company's end users begin to interact directly with partners, this may negatively affect revenue and harm the business.

__Dependence on key personnel.__

Much of the Company's success depends on the skills, experience, and performance of its key persons. The Company currently does not have a firm plan fully detailing how to replace any of these persons in the case of death or disability. The Company's success also depends on the Company's ability to recruit, train, and retain qualified personnel. The loss of the services of any of the key members of senior management, other key personnel, or the Company's inability to recruit, train, and retain senior management or key personnel may have a material adverse effect on the Company's business, operating results, and financial condition.

Business will suffer if we are not able to scale our network as demand increases.

We have had only limited deployment of our products services to date, and we cannot be certain that our network can connect and manage a substantially larger number of customers at high transmission speeds. Our network may not be scalable to expected customer levels while maintaining superior performance. In addition, as customers' usage increases, we will need to make additional investments in our infrastructure to maintain adequate technology and support. We cannot assure you that we will be able to make these investments successfully or at an acceptable cost. Upgrading our infrastructure may cause delays or failures in our network. As a result, in the future our network may be unable to achieve or maintain a sufficiently high transmission capacity. Our failure to achieve or maintain high capacity data transmission could significantly reduce demand for our services, reducing our revenue and causing our business and financial results to suffer.

Our business will suffer if we do not respond to technological changes.

The market for content delivery services is likely to be characterized by rapid technological change, frequent new product and service introductions and changes in customer requirements. We may be unable to respond quickly or effectively to these developments. If competitors introduce products, services or technologies that are better than ours or that gain greater market acceptance, or if new industry standards emerge, our technology may become obsolete, which would materially and adversely affect our business, results of operations and financial condition.

In developing our Platform, we have made, and will continue to make, assumptions about the standards that our customers and competitors may adopt. If the standards adopted are different from those which we may now or in the future promote or support, market acceptance of our Platform may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of services or products incorporating new technologies and the emergence of new industry standards could render our existing services obsolete.

The Company is a development stage business, and all risks associated with an early stage company.

The Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that we will operate profitably.

We could incur substantial costs defending our intellectual property from infringement or a claim of infringement.

Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, sue or sell our service. As a result, we may be infringing on the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed. Companies in the publishing and content delivery business are increasingly bringing suits alleging infringement of the proprietary rights, particularly patent rights. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. Intellectual property litigation or claims could force us to do one or more of the following:

- Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

- Obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms; and

- Seek other products or services.

If we are forced to take any of the foregoing actions, our business may be seriously harmed. We may not carry adequate insurance to cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

Unanticipated obstacles to execution of the business plan.

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management discretion as to the use of proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

If we are unable to successfully develop or innovate for existing or future products and services, our revenue growth rate and profits may be reduced or prospects thereof severely diminished.

To successfully develop and grow our proposed business, we must develop and distribute our products and services to market on schedule and in a profitable manner. Delays or failures in launch or distribute our products and services could hurt our ability to meet our growth objectives, which may affect our financial projections and may impact our stock price. We cannot guarantee that the services will be able to achieve our expansion goals or that our Platform will be operated profitably. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control.

If we are unable to successfully develop or innovate for existing or future products and services, our revenue growth rate and profits may be reduced.

To successfully develop and grow our proposed business, we must develop, distribute and commercialize our products and services, secure strategic partnerships with various authors, content providers and distributors, and bring our products and services to market on schedule and in a profitable manner, as well as spend time and resources on the development of future products, services and business strategies that are complementary to our products and services and business plan. Delays or failures in launch or distribute our mobile products and services could hurt our ability to meet our growth objectives, which may affect our financial projections and may impact our stock price. Moreover, if we are unable to continually develop and evolve our business strategy and launch additional products and services in the future, our business will be entirely dependent on the success of our products and services, which could hurt our ability to meet our objectives. We cannot guarantee that products and services or custom development services (or any future products or services we develop) will be able to achieve our expansion goals or that our products and services will be operated profitably. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control.

Risks Related to our Business

Our sales and operating revenues could decline due to macro-economic and other factors outside of our control, such as changes in consumer confidence and declines in employment levels

Changes in national and regional economic conditions, as well as local economic conditions where we conduct our operations and where prospective purchasers of our products are organized and operate, may result in more caution on the part of homebuyers and, consequently, fewer purchases. These economic uncertainties involve, among other things, conditions of supply and demand in local markets and changes in consumer confidence and income, employment levels, and government regulations. These risks and uncertainties could periodically have an adverse effect on consumer demand for and the pricing of our products, which could cause our operating revenues to decline. Failure to achieve revenues, or a reduction in our revenues once achieved, could, in turn, negatively affect the market price of our securities. The construction industry is cyclical, has from time to time experienced significant difficulties, and is significantly affected by changes in general and local economic conditions such as:

- construction and building;
- employment levels and job growth;
- availability of financing;
- interest rates;
- consumer confidence;
- demand; and
- population growth.

An oversupply of alternatives to the Company's products, could depress prices and reduce margins for the sale of the Company's Smart World Pro, Mapalyze App and Twin Up products.

A failure to meet customer specifications or expectations could result in lost revenues, increased expenses, negative publicity, claims for damages and harm to our reputation

A failure or inability by us to meet a future client's expectations could damage our reputation and adversely affect our ability to attract new business and result in delayed or lost revenue. In the event the products we develop are not up to the expectations and standards of our clients, we face negative publicity and our reputation could be hurt. Furthermore, we may be sued or unable to collect accounts receivable if a future client is not satisfied with our services.

In addition, any failure to meet customers' specifications or expectations could result in: (a) delayed or lost revenue; requirements to provide additional services to a customer at reduced charges or no charge; and (c) claims by customers for substantial damages against us, regardless of our responsibility for such failure, which may not be covered by insurance policies and which may not be limited by contractual terms.

If we are unable to manage future growth effectively, our profitability and liquidity could be adversely affected

Our ability to achieve our desired growth depends on our execution in functional areas such as management, sales and marketing, finance and general administration and operations. To manage any future growth, we must continue to improve our operational and financial processes and systems and expand, train and manage our employee base and control associated costs. Our efforts to grow our business, both in terms of size and in diversity of customer bases served, will require rapid expansion in certain functional areas and put a significant strain on our resources. We may incur significant expenses as we attempt to scale our resources and make investments in our business that we believe are necessary to achieve long-term growth goals. If we are unable to manage our growth effectively, our expenses could increase without a proportionate increase in revenue, our margins could decrease, and our business and results of operations could be adversely affected.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

III. BUSINESS

A. Description of the Business

Cityzenith helps city governments and businesses make sense of their data. Our software platform maps and visualizes the torrent of data produced by modern cities to an intuitive real-time 3D simulation that anyone from the mayor to the engineer in the field can easily use. Cityzenith is leading the Digital Twin trend in the global real estate industry. Developed by the creators of Google Earth, the Company's award-winning Smart World Pro Digital Twin platform provides an extraordinary visually rich view of urban, project and property data, above and below ground, public and private, at a massive scale.

A Digital Twin is a virtual model of a physical building that is used to aggregate siloed, disconnected real-time data and systems into a single platform. Gartner recently reported that global demand for digital twin solutions is growing and that by 2020, 30% of global 2000 companies will be using Digital Twin technology. Cityzenith is pioneering this trend in the global real estate sector, with the BBC naming us a leading Digital Twin practitioner in January 2019. The Company will soon be going to market jointly with one of the top three property management firms in the world to promote our solution to their global customer base.

B. Business Plan

Cityzenith's Smart World Pro platform is a SaaS solution

Users are charged recurring fees annually and payments are made in advance. Cityzenith also earns revenue by providing supporting professionals services solutions including 3D modeling, data loading, and custom API integration services. Approx. 66% of the company's revenues recur annually.

C. History of the Business

The Company was incorporated April 23, 2009 as Screampoint Holdings, Inc. The Company changed its name to Cityzenith Holdings, Inc. in 2014. The Company owns 100% of Cityzenith LLC, a Delaware limited liability company ("Operating Subsidiary"). All operations are conducted through the Operating Subsidiary. The Company is the successor to Screampoint Holdings, Inc., a Delaware corporation") which was formed in 2009 and Satellier Screampoint LLC a Delaware limited liability company formed in 2000, which became a wholly owned subsidiary of Screampoint Holdings, Inc. The Company and the Operating Subsidiary were renamed as Cityzenith Holdings Inc. and Cityzenith LLC in 2014.

D. The Company's Products and/or Services

Cityzenith is leading the Digital Twin provider in the global building industry. Our software platform maps and visualizes the torrent of data produced by modern cities into an intuitive real-time 3D simulation that anyone from the mayor to a field engineer can easily read and use. Developed by the creators of Google Earth, the Company's award-winning Smart World Pro™ Digital Twin platform provides an extraordinary visually rich view of urban, project and property data, above and below ground, public and private, at a massive scale.

A Digital Twin is a virtual model of a physical building that is used to aggregate siloed, disconnected real-time data and systems into a single platform. Gartner recently reported that global demand for digital twin solutions is growing and that by 2020, 30% of global 2000 companies will be using Digital Twin technology. Cityzenith is pioneering this trend in the global real estate and AEC sectors, with the BBC naming us a leading Digital Twin practitioner in January 2019. The Company will soon be going to market jointly with one of the top three property management firms in the world to promote our solution to their global customer base.

Product / Service	Description	Current Market
Smart World Pro™	A SIMCity-like digital twin solution that allows users to easily aggregate, visualize and analyze their data in a unique, single 3D dashboard.	The $3.8B Digital Twin Market is expected to grow at a CAGR of 37.87% during the forecast period to reach $15.6B by 2023.[1]

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[1] https://www.marketsandmarkets.com/Market-Reports/digital-twin-market-225269522.html

Mapalyze App Market	Similar to the Apple App Store, Mapalyze is a 3rd party App Market comprised of analytics tools developed by others that add value to our core user base. Mapalyze Apps include: solar analysis, traffic analysis, flood analysis, etc.	Mapalyze is marketed to the same customer base as Smart WORLD Pro as a complementary pay-as-you-go subscription service. Users choose and pay only for the apps that they require.
TwinUp	TwinUp is the web application that allows users to import 3-D models of any kind into a Google Earth-like, single pane of glass earth model environment, primarily for the purpose of archiving historical projects, and organizing enhanced design presentations for clients.	This product will be initially marketed to the world's architectural community. There are over 220,000 architects in United States alone, and over 2 million architects worldwide.

E. Competition

The primary competitors for the Company in the digital twin market include Bentley, AutoDesk, Esri, Helix, Ubarnetic, Dassault Systemes and Willow. General Electric, IBM Corporation, Microsoft Corporation, Oracle Corporation, PTC, Inc., and ANSYS, Inc. also provide digital twin solutions in the U.S. but do not compete directly with the Company.

F. Supply Chain and Customer Base

The Company is not reliant upon a single supply chain source.

Our customer base is comprised of top tier corporate real estate and architectural engineering companies throughout the United States and globally. Current customers include Cushman & Wakefield, CBRE, W.S. Atkins Mokum Development, Epic Games, and others.

Current and recently completed projects include the following:

- Amaravati Smart City (India) (Foster + Partners): A marquee greenfield Smart City in India that will be home to 3.5 million residents.

- Cushman Wakefield (Chicago): Global partnership to develop and co-sell Digital Twins solutions.

- East West rail Alliance (UK): A 102 km rail and real estate development mega-project connecting Oxford and Cambridge.

- Marishal Square (New Aberdeen): Marischal Square is the most significant development designed to transform the centre of Aberdeen, for CBRE.

- The US Army: co-development of a digital twin of a major military base camp.

- Lamina Tower: a luxury high-rise residential tower in the Middle East on the Red Sea.

G. Intellectual Property and Research and Development

The Company previously applied for patent protection for its Smart World Pro software, but these provisional patents were abandoned. The Company no longer pursues patent protection for its software.

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Company
62/081,545	Provisional Patent	The Company applied Communication system and method for aggregating, analyzing and graphically displaying data collected from one or more data sources This patent was abandoned.	11/18/2014	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
85880711/4557005	Computer software for 3D and 5D technology modelling, data management, and data analytics in the area of city planning, commercial, and industrial building designs; computer software for data processing featuring a drawing tool and graphical interface for implementing, modeling, editing, and documenting data and control structures used in connection with city planning, urban design planning	Cityzenith	3/20/2013	6/24/2014	USA

H. Real Property

The Company does not currently own any real property.

I. Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

J. Litigation

None.

K. Other

The Company's principal address is 2506 North Clark St. #235, Chicago, IL 60614.

The Company's telephone number is: (312) 883-5554.

IV. DIRECTORS, OFFICERS AND EMPLOYEES

A. Directors and Officers[2]
The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position	Age	Board Role & Term of Office
Michael Jansen	CEO, Chairman & Director	51	Director, since April 2009
Joe Dignan	Director	64	Director, since 2019.
Yousuf Siddiqui	Director	46	Director, since September 2019.
Jonathan Feutz	Chief Technology Officer	44	Since 2017.
Daniel Mosquera	Lead Frontend Unity Developer	38	Since 2017.
Jason Thomas	Business Development Manager	38	Since 2020.

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[2] Note to Client: Please confirm there are no new or additional officers or directors.

Michael Jansen, age 51, CEO, Chairman, and Director

In 2004, Mr. Jansen founded a major BIM services company in India backed by Sequoia Capital which grew to over 500 employees in just 4 years. In 2010, Mr. Jansen assumed the helm at Cityzenith as CEO. Mr. Jansen studied architecture at Yale and Cambridge, earned a Fulbright Scholarship, and worked as an architect in India and China for several years leading the Asia practices of two major US-based international architecture firms.

Mr. Jansen has been featured on CNN, CNBC, and in several major business, government, and AEC publications worldwide. He has also received several awards for his work, including Building Design and Construction's "40 Under 40" award. In 2014, Mr. Jansen was honored as a World Cities Summit Young Leader in Singapore for his life-long contribution to improving sustainability and the quality of life in cities.

Joseph Dignan, age 64, Director

Mr. Dignan is a Director of the Company. Since 2014 he has served as the founder of Kintechi. Mr. Dignan received his Masters of Business Administration from The University of Edinburgh.

Yousuf Siddiqui, age 46, Director

Dr. Yousuf Siddiqui, BSc, MBBS, MRCGP, DRCOG, DCH, graduated with degrees in medicine and surgery and an intercalated Bachelor of science from the University College London. He went on to become a General Practitioner having attained Membership of the Royal College of General Practitioners after rigorous postgraduate study. He subsequently graduated from the Royal Military Academy. He has served much of his career in military and humanitarian arenas, including being a uniformed doctor for the British army and having many secondments to various military medical establishments throughout the United Kingdom and North America. Having worked with numerous EHR (electronic health record) platforms in the UK for more than a decade, he has become actively involved with Grace Century's EHR project, the Quantum Group. His interest lies deep in the advancements now occurring in regenerative medicine and in the life sciences industries. He is also passionate about renewable energy and smart cities and ecosystems that help to make sense of and utilize disparate data and eliminate waste.

Jonathan Feutz, age 44, Chief Technology Officer

Mr. Feutz is a systems engineer and backend developer for the past 20 years, specializing in data collection and the AP design. Beginning in 2016 until the time Mr. Feutz joined the Company, he was a Solutions Lead Architect at USG Innovation, prior to that Mr. Feutz was an automation engineer at US Bank.

Jason Thomas, age 38, Business Development Manager

Mr. Thomas serves as the Company's Business Development Manager. Prior to joining the Company, Mr. Thomas was the Director of Sales for Red Stairs Ltd. from February 2018 to 2019. Prior to that time, Mr. Thomas was a Sales Consultant- Major Accounts EMEA for Autodesk (London) from May 2015 to February 2018.

Daniel Mosquera, age 38, Lead Frontend Unity Developer

From August 2017 to the present Mr. Mosquera has been the Lead Front End Developer for the Company. Prior to joining the Company, Mr. Mosquera was a game engineer for InContext Solutions from November 2014 to August 2017. Mr. Mosquera has a bachelors degree in electronic engineering from the Universidad

Pontificia Bolivariana.

Name	Position	Age	Board Role & Term of Office
Michael Jansen	CEO, Chairman & Director	51	Director, since April 2009
Joe Dignan	Director	64	Director, since 2019.
Yousuf Siddiqui	Director	46	Director, since September 2019.
Jonathan Feutz	Chief Technology Officer	44	Since 2017.
Daniel Mosquera	Lead Frontend Unity Developer	38	Since 2017.
Jason Thomas	Business Development Manager	38	Since 2020.

B. Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

C. Employees

The Company currently has 16 employees.[3]

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[3] Note to Client: Please confirm this is still true.

V.   CAPITALIZATION AND OWNERSHIP

A. Capitalization

The Company has issued the following outstanding securities:[4]

Type of security	Common Stock
Amount outstanding/Face Value	15,593,497
Voting Rights	Standard
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	63.18%
Type of security	Common Stock Options
Amount outstanding/Face Value	3,824,037
Voting Rights	Standard upon exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise of options, such securities could potentially dilute the total number of securities received by holders of SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	15.49%

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[4] Note to Client: Please confirm this is still accurate and no additional securities have been issued. In addition, please provide the Company's Cap Table so that we can calculate the fully diluted ownership of each class.

Type of security	Series A Preferred Stock
Amount outstanding/Face Value	669,566
Voting Rights	No separate voting rights
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This class has a liquidation preference of $1.6181, and a dividend preference of 8% per annum, which may dilute the holders of the SAFE in the event of a liquidation following conversion of the SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.83%

Type of security	Warrants
Amount outstanding/Face Value	4,120,800
Voting Rights	Standard upon exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise of warrants, such securities could potentially dilute the total number of securities received by holders of SAFE
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	16.70%

Type of security	Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding	$1,069,992
Voting Rights	None
Anti-Dilution Rights	None

Other Material Terms	Convertible into shares of CF Shadow Series Securities upon $1,000,000 equity financing at a 20% discount subject to a $12,000,000 or $20,000,000 valuation cap.

B. Debt

The Company has the following debt outstanding as of December 31, 2020:

Type of debt	Convertible Promissory Notes
Amount outstanding	$284,000
Interest Rate and Amortization Schedule	6%
Description of Collateral	None
Other Material Terms	Convertible at next equity financing (not including this Regulation CF Offering)
Maturity Date	Amended to each be December 31, 2021

Type of debt	Promissory Note
Amount outstanding	$2,020,000
Interest Rate and Amortization Schedule	0.56% -3 years
Description of Collateral	None
Other Material Terms	Converts at a rate of $1 per share
Maturity Date	December 31, 2021

The total amount of outstanding debt of the Company as of December 31, 2020 was $3,861,976, which included $52,423 in long term debt.

C. Prior Offerings

The Company has conducted the following prior securities offerings in the past three years:[5]

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[5] Note to Client: Please confirm this is accurate.

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series AA Common	$2,133,252	1,317,970 shares and warrants	General Working Capital	2016-2017	Regulation S
Common Stock Rights Offering	$128,872	159,288 shares and warrants	General Working Capital	June-July 2018	Regulation S
Convertible Promissory Note	$25,000	1 Unit	General Working	9/23/19	Section (4)(a)(2)
Common Shares	$1,843,222	1,843,224 shares and warrants	General Working Capital	August 2018-March 2020	4(a)(2) and Regulation S
CrowdSafe	$1,069,992	$1,069,992 CrowdSafe Instruments	General Working Capital	June, 2019 - January 2020	Regulation CF
Common Shares	$1,662,218	1513,531	General Working Capital	June 2020-Present	Regulation A

D. Ownership

A majority of the Company is owned by Michael Jansen.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Michael Jansen	7,518,550 Common Stock	30.46%*

* Applicable percentage ownership is based on a fully diluted basis of 24,679,726 shares, which includes 15,593,497 shares of Common Stock, 4,120,800 Warrants, 3,824,037 Options, 50,000 Dreamit Warrants and 1,091,392 shares issuable pursuant to CrowdSafe instruments outstanding as of March 1, 2021. Does

not give effect to the conversion of shares of Series A Preferred Stock to Common Stock or the conversion of convertible debt securities into Common Stock. None of the named executive officers and directors beneficially own any shares of Series A Preferred Stock or convertible debt securities. In addition, no holder of convertible debt would become a beneficial owner of 5% or more of the Company's Common Stock should any such holder convert all convertible debt held by such holder within 60 days of the date of this Offering Circular.

VI. FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

For the fiscal year ended December 31, 2020, the Company had total income of $16,319 taxable income of 0 and net income of ($1,585,772).

A. Operations

We are an early stage company and our primary expenses consist of the following: General and administrative expenses, sales and marketing, product development, professional fees and compensation. Since we are an early stage company, we do not believe that our prior earnings will be indicative of future earnings and cash flows. The Company intends to achieve profitability in the next 18 months by completing the production of its products, engaging in marketing activities and entering into agreements with key consumers of our products. The Company currently requires $133,508 a month to sustain operations[6].

B. Liquidity and Capital Resources

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

The Company currently has $3,659,553 in convertible debt from previous fundraises as of December 31, 2020.

The Company will require additional financing over the next 12 months.

C. Capital Expenditures and Other Obligations

Other than marketing, personnel and working capital, the Company does not intend to make any material capital expenditures in the future.

D. Material Changes and Other Information

Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

A. Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued,

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[6] <u>Note to Client:</u> Please confirm this is still true.

unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

VII. TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

A. Related Person Transactions

The Company issued an additional note in the amount of $2,029,000 to the MIA Family Trust, which is controlled by Carl Jansen, the father of Michael Jansen, an affiliate of the Company in the amount of $2,029,000 in May 2019. This note grants the holder the right to elect to convert the unpaid balance of the note in connection with a qualified financing (the sale of equity in the minimum amount of $1,000,000) at the conversion price of $1.00 per share. This note has a maturity date of December 31, 2020.

Except as set forth above, the Company has not conducted any transactions with related persons.

B. Conflicts of Interest

Except as set forth above, the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

VIII. OTHER INFORMATION

A. Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and correct in all material respects.


/s/ Michael Jansen
_____
(Signature)

Michael Jansen
_____
(Name)

CEO, Chairman and Director
_____
(Title)

April 29, 2021
_____
(Date)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C AR has been signed by the following persons in the capacities and on the dates indicated.


/s/ Michael Jansen
_____
(Signature)

Michael Jansen
_____
(Name)

CEO, Chairman and Director
_____
(Title)

April 29, 2021
_____
(Date)


/s/ Yousuf Siddiqui
_____
(Signature)

Yousuf Siddiqui
_____
(Name)

Director
_____
(Title)

April 29, 2021
_____
(Date)

/s/Joe Dignan
_____
(Signature)

Joe Dignan
_____
(Name)

Director
_____
(Title)

April 29, 2021
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

CITYZENITH HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31, 2020 and 2019 (audited)

ASSETS	**2020**	**2019**
Current Assets:		
Cash and cash equivalents	$ 86,144	$ 483,321
Accounts receivable	0	0
Other current assets	244,530	70,191
Total Current Assets	330,674	553,512
Fixed assets, net of accumulated depreciation	705,695	226,150
Other assets	2,432	2,432
TOTAL ASSETS	$ 1,038,801	$ 782,094
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accrued expenses	$ 35,972	$ 7,306
Accounts payable	60,240	38,325
Accrued payroll	11,417	-
Accrued interest	53,373	39,502
Convertible notes	2,304,000	2,304,000
Notes payable/CrowdSafe	1,069,992	1,112,206
Notes payable- SBA	87,372	-
Other current liabilities	7,187	-
Total Current Liabilities	3,629,553	3,501,339
Long-term Liabilities:		
Notes Payable/SBA	52,423	0
Total Long-Term Liabilities	52,423	
TOTAL LIABILITIES	3,681,976	3,501,339
Stockholders' Equity:		
Common Stock, 30,000,000 shares authorized, and 15,593,497 and 10,944,371 shares issued, as of December 31, 2020, December 31 2019.		
Preferred Stock, 5,000,000 shares authorized, and 618,008 shares issued as of September 30, 2020	12,181,213	10,944,371
Preferred Stock	1,000,000	575,000
Retained earnings	(15,824,388)	(14,238,616)
Total Stockholders' Equity	(2,643,175)	(2,719,245)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,038,801	$ 782,094

CITYZENITH HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
For the Years Ended December 31, 2020 and 2019 (audited)

	2020	2019
Revenues:	$ 5,000	$ 152,018
Total Revenues	5,000	152,018
Operating expenses:		
Advertising and promotional	98,628	14,771
Auto expense	12,189	11,560
Bank charges	106,956	25,696
Cleaning	6,007	2,670
Commission expense	-	75,180
Conferences	2,500	1,474
Entertainment	1,530	-
Fundraising	3,000	5,000
General and administrative expense	572	2,097
Health insurance	43,301	63,931
Insurance expense	8,118	15,140
Interest expense	16,435	34,999
Legal and professional fees	237,423	116,550
Marketing	74,575	4,886
Meals	14,757	16,023
Medical expense	5,768	4,320
Moving expense	5,213	-
Office expense	5,826	992
Payroll Fees	819	1,435
Payroll salaries and wages	577,221	653,778
Payroll taxes	34,468	46,735
Postage and delivery	648	638
Recruiting	11,047	2,094
Rent expense	34,542	19,758
Software expense	5,003	8,534
Software subscriptions	85,481	79,714
Subscriptions and membership fees	900	6,991
Taxes and licenses	1,225	300
Telephone expense	4,165	2,621
Travel expense	22,754	92,515

Utilities	2,643	160
Depreciation expense	178,377	134,124
Total operating expenses	1,602,091	1,444,686
Other income:		
Economic injury disaster loan grant	10,000	-
Interest income	1,319	603
Total other income	11,319	603
Net loss	$ (1,585,772)	$ (1,292,065)

CITYZENITH HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Cash flows from operating activities:	2020	2019
Net loss	$ (1,585,772)	$ (1,292,065)
Adjustments to reconcile net loss to net cash provided (used)		
in operating activities:		
Economic injury disaster loan grant	(10,000)	-
Depreciation Expense	178,377	134,124
Net (increase) decrease in operating assets:		
Accounts receivable	-	71,567
Other current assets	(174,339)	(59,479)
Net increase (decrease) in operating liabilities:		
Accounts payable	21,915	5,245
Accrued expense	28,666	(37,745)
Accrued payroll	11,417	(11,667)
Accrued interest	13,871	29,158
Other current liabilities	7,187	-
Net cash used in operating activities	(1,508,678)	(1,160,862)
Cash flows used by investing activities:		
Purchase of property and equipment	(657,922)	(214,500)
Net cash used by investing activities	(657,922)	(214,500)
Cash flows provided by financing activities:		
Repayment of other notes payable-CrowdSafe	(75,000)	-

Proceeds from notes payable-CrowdSafe		32,786	1,112,206
Proceeds from notes payable-SBA		139,795	-
Economic injury disaster loan grant		10,000	-
Issuance of common stock		1,661,842	552,109
Issuance of preferred stock		-	50,000
Net cash provided by financing activities		1,769,423	1,714,315
Net (decrease) increase in cash		(397,177)	338,953
Cash and cash equivalents at beginning of period		483,321	144,368
Cash and cash equivalents at end of period	$	86,144	$	483,321

Supplemental disclosure of cash flow information:

Cash paid for interest	$	-	$	-
Cash paid for income tax	$	-	$	-